BROOKLYN CHEESECAKE & DESSERTS COMPANY, INC.
12540 BROADWELL ROAD, SUITE 1203
MILTON, GA 30004
December 15, 2014

Jay Ingram
Legal Branch Chief
U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Brooklyn Cheesecake & Desserts Company, Inc.
Current Report on Form 8-K
Filed November 5, 2014
File No. 1-13984

Dear Mr. Ingram:

By letter dated December 2, 2014, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Brooklyn Cheesecake & Desserts Company, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s current report on Form 8-K, filed on November 5, 2014. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

General

1.
We note that you acquired Meridian Waste Services, LLC or MWS on May 16, 2014, and that you have presented audited financial statements of MWS as of and for the two years ended December 31, 2013 and 2012. It appears that prior to the acquisition, Here to Serve Holding Corp. or HTSHC had nominal operations, and the MWS financial statements represent its predecessor as defined by Rule 405 in Regulation C. If our understanding is correct, please revise to present the historical financial statements of HTSHC on a predecessor/successor basis with MWS as the predecessor. In this case, you should present audited annual financial statements and interim financial statements of your predecessor, separated by a heavy line of demarcation indicating the change in basis due to the acquisition. Presentation of financial data, pro forma financial information, and discussion of operating results throughout your filing should be similarly revised, as appropriate. Refer to the guidance in Article 8-02 and 8-04 of Regulation S-X. We may have additional comments upon review of your revised presentation. Alternatively, provide us a detailed response explaining why you do not consider the acquired entity to constitute your predecessor.

Response: We have revised our presentation of the financial statements in accordance with this comment.

2.
We note that Brooklyn Cheesecake & Desserts Company, Inc. had a December 31 year end and that HTSHC has a September 30 year. Please tell us if you are adopting a September 30 year end going forward. If so, please provide the disclosures required by Item 5.03 of Form 8-K

Response: We will maintain a December 31 year end consistent with that of Brooklyn Cheesecake & Desserts Company, Inc.

Cover Page

3.
Please revise to include the current address and telephone number of your principal executive offices. Additionally, update your company profile on the EDGAR system to include the current address and telephone number of your principal executive offices. We note the disclosure on pages 10 and 25 that your principal office is located at 12540 Broadwell Road, Suite 1203, Milton, Georgia.

Response: We have updated the address in accordance with this comment and will update our company profile on the EDGAR system to include the current address and telephone number of our principal executive offices.

Entry Into A Material Definitive Agreement, page 1

4.
Please disclose the dollar value of the 9,054,134 shares of common stock, the 51 shares of your to be designated class. A preferred stock, and the 71,120 shares of your to be designated class B preferred stock issued by you as consideration for the membership interests under the purchase agreement. See Item 2.01(d) of Form 8-K.

Response: We have revised our disclosure in the 8-K/A to disclose the dollar value of the shares in accordance with this comment.

5.	Please disclose the dollar value of the liabilities assumed by you as consideration for the membership interests under the purchase agreement. See Item 2.01(d) of Form 8-K.

Response: We have revised our disclosure in the 8-K/A to disclose the dollar value of the liabilities assumed by us as consideration for the membership interests under the purchase agreement.

6.
Please disclose the dollar value of the shares of common stock of Here to Serve held by the individuals listed on Schedule 2.2 of the purchase agreement, the 1,000,000 shares of Here to Serve’s Class A preferred stock, and the 71,120 shares of Here to Serve’s Class B preferred stock that will be cancelled by you as further consideration under the purchase agreement. See Item 2.01(d) of Form 8-K.

Response: We have revised our disclosure in the 8-K/A to disclose the dollar value of the shares in accordance with this comment.

7.
We note that you have incorporated by reference the purchase agreement filed as exhibit 10.1 to the Form 8-K filed October 22, 2014. That exhibit does not contain a list identifying briefly the contents of all omitted schedules as required by Item 601(b)(2) of Regulation S-K. Please refile by amendment to the Form 8-K filed October 22, 2014 that exhibit with a list identifying briefly the contents of all omitted schedules. Additionally, please provide us a copy of all omitted schedules.

Response: We will refile by amendment to the Form 8-K filed October 22, 2014 the exhibit with a list identifying briefly the contents of all omitted schedules.

Vertical Integration and Internalization, page 4

8.
Disclosure indicates that you do not currently own any landfills as part of your operations. Please elaborate on your access to disposal facilities owned or operated by third parties. Additionally, please advise what consideration you have given to filing any agreements for your access to disposal facilities owned or operated by third parties as exhibits to the Form 8-K. See Item 601(b)(10) of Regulation S-K. We note the disclosure on page 12 that you dispose of 100% of the waste that you collect in landfills operated by others.

Response: We have added disclosure in the filing to elaborate on our access to disposal facilities owned or operated by third parties. The Company is against filing these agreements as they are part of a confidential agreement which would expose pricing to the market where both the Company and the third party would be adversely affected.

Customers, page 4

9.
Disclosures indicates that you have two municipal contracts that accounted for 32% and 21% of your long term contracted revenues for the fiscal year ended December 31, 2013. Please advise what consideration you have given to filing the two municipal contracts as exhibits to the Form 8-K. See Item 601(b)(10) of Regulation S-K. Additionally, advise what consideration you have given to risk factor disclosure of your dependence on one or a few customers. See Item 503(c) of Regulation S-K.

Response: The Company is against filing the two municipal contracts as exhibits  as they are confidential, would expose pricing to the market and would adversely affect the Company. We have added a risk factor to disclose our dependence on one or a few customers.

Here to Serve – Georgia Waste Division, LLC, page 9

10.
Disclosure indicates that you are developing Here to Serve – Georgia Waste Division, LLC to operate as your waste facility. Please disclose the known or estimated schedule and the known or estimated amount of capital required for developing Here to Serve – Georgia Waste Division, LLC to operate as your waste facility.

Response: We have revised our disclosure in accordance with this comment.

Our Business Is Capital Intensive…, page 11; We Need Additional Capital…, page 15

11.
The reference to a credit facility on page 11 appears inconsistent with disclosure on page 15 that you have no established bank financing arrangements. Please reconcile the disclosures. Additionally, if you do not have a credit facility, summarize the principal provisions of the credits facility in the management’s discussion and analysis of financial condition and plan of operations section, and file the credit facility as an exhibit to the Form 8-K. See Item 601(b)(10) of Regulation S-K.

Response: We have reconciled our disclosures in accordance with this comment and added the credit facility as an exhibit to this filing.

Changes in Interest Rates May Affect Our Profitability, page 12

12.	Disclosure indicates that $6 million was subject to the effect of the swap agreement as of July 14, 2014. Please update the disclosure to the most recent date practicable.

Response: We have updated our disclosure to the most recent practicable date.

We Are Dependent Upon Our Management Team…,page 15

13.
Please identify your chief executive officer. Additionally, explain the relationship of Legacy Waste Solutions, LLC to you. We note that disclosure on page 28 that your chief executive officer found Legacy Waste Solutions, LLC in 2010.

Response: We have revised our disclosure in this section in accordance with this comment.

The Concentration Of Our Capital Stock Ownership With Insiders…,page 16

14.
Based on disclosure under “Post-Closing Principal Stockholders” on page 25, it appears that your chief executive officer is the beneficial owner of 62.9% of your outstanding shares of your common stock. Please revise the disclosure here to reflect that fact. We note the reference to your chief executive officer as your majority shareholder on page 1.

Response: We have revised our disclosure here to reflect that our CEO holds 62.9% of our outstanding shares of common stock.

We May Be Subject to Penny Stock Rules…page 17

15.	We note the “may be subject now” language in the first sentence. Since it appears that you are subject now to the penny stock rules, please revise the disclosure to reflect that fact.

Response: We have revised this risk factor in accordance with thiscomment.

Liquidity and Capital Resources, page 19

16.	Please expand your disclosure to discuss your estimated cash requirements over the next 12 months and your proposed sources of funds to meet those requirements.

Response: We have revised our disclosure in this section in accordance with this comment.

17.	Please expand your disclosure to comply with Item 303(a)(2) as applicable.

Response: We have revised our disclosure to comply with Item 303(a)(2).

18.
Please expand your disclosure to discuss your long term liquidity needs, payments due on long term obligations, and any other demands or commitments to be incurred beyond the next 12 months as well as proposed sources of funding required to satisfy such obligations.

Response: We have revised our disclosure in this section in accordance with this comment.

Inflation and Seasonality, page 19

19.
Disclosure that revenues from solid waste collections are relatively consistent with little variations caused by different seasons appears inconsistent with disclosure under “Seasonality” on page 9 that revenue will be highest in the second and third calendar quarters and lowest in the first and fourth calendar quarters. Please reconcile the disclosures.

Response: We have reconciled our disclosure in accordance with this comment.

Critical Accounting Policies, page 19

20.
Please expand your discussion of revenue recognition to address specifically your business and the sources of revenue, including the typical terms and conditions of your sales arrangements, how they are treated for revenue recognition purposes, and the treatment of any specific contract terms or circumstances that had or may have a material impact on your reported results.

Response: We have revised our disclosure to expand our discussion of revenue recognition to address specifically our business and the sources of revenue, including the typical terms and conditions of our sales arrangements, how they are treated for revenue recognition purposes, and the treatment of any specific contract terms or circumstances that had or may have a material impact on our reported results.

Certain Relationships and Related Transactions, and Director Independence, page 23

21.
To the extent that Mr. Jeffrey S. Cosman may be considered a control person or a promoter of the company, please expand the disclosure to the extent necessary to comply with all material requirements of Item 404(c) of Regulation S-K. See Item 404(d)(2) of Regulation S-K.

Response: Please see the disclosure we added in this section in accordance with this comment.

Common Stock, page 25

22.	Please disclose whether the holders of your common stock are entitled to cumulative voting rights.

Response: We have revised our disclosure in accordance with this comment.

Equity Compensation Plan Information, page 27

23.	Please file the 2004 stock incentive plan as an exhibit to the Form 8-K. See Item 601(b)(1) of Regulation S-K.

Response: We have incorporated by reference the 2004 stock incentive plan in the exhibit table to the filing.

Unregistered Sales of Equity Securities, page 27

24.
Please disclose the dollar value of the 9,054,134 shares of common stock that you issued to Here to Serve under the purchase agreement. See Item 3.02(a) of the Form 8-K and Item 701(c) of Regulation S-K.

Response: We have disclosed the dollar value of the 9,054,134 shares of common stock that were issued under the Here to Serve purchase agreement.

Jeffrey S. Cosman, 43, Chief Executive Officer, Director, page 28

25.
Please disclose whether Mr. Jeffrey S. Cosman is currently associated with Legacy Waste Solutions, LLC and Rosewood Communication Supply, and, if so, indicate in what capacity he is currently associated with them. Additionally, if Mr. Cosman is currently associated with Legacy Waste Solutions, LLC and Rosewood Communication Supply, please disclose the amount of time that Mr. Cosman dedicates to Brooklyn Cheesecake & Desserts Company, Inc. and its business.

Response: We have revised our disclosure in this section in accordance with this comment.

Here to Serve Employment Agreements, page 29

26.	Please summarize the principal provisions of your employment agreement with Mr. Jeffrey S. Cosman.

Response: We have summarized the principal provisions of our employment agreement with Mr. Cosman.

Exhibits:

27.	Please file your bylaws as an exhibit to the Form 8-K. See item 601(b)(3)(ii) of Regulation S-K.

Response: We have filed our bylaws as an exhibit to the Form 8-K.

Exhibits 3.1, 3.2, 3.21

28.	We are unable to locate exhibits 3.1, 3.2, and 3.21 on the EDGAR system. Please file the exhibits by amendment to the Form 8-K.

Response: We have filed these exhibits in accordance with this comment.

The company acknowledges that:

●	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in reviewing this filing.

Very Truly Yours, Brooklyn Cheesecake & Desserts Company, Inc.

December 15, 2014	By:	/s/ Jeffrey S. Cosman
Jeffrey S. Cosman
Chief Executive Officer